EXHIBIT 34.1

KPMG LLP Bay Adelaide Centre Suite 4600 333 Bay Street Toronto ON M5H 2S5 Canada Tele: (416) 777-8500 Fax: (416) 777-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Bank of Montreal

We have examined management’s assessment, included in the accompanying Management’s Report on Assessment of Compliance with SEC Regulation AB Servicing Criteria, that Bank of Montreal (the “Bank”) has complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s Regulation AB for the eligible residential mortgages in the cover pool held by the BMO Covered Bond Guarantor Limited Partnership in relation to the Bank’s Global Registered Covered Bonds Program (the “Platform”) as of October 31, 2014 and for the period from November 8, 2013 through October 31, 2014, excluding criteria 1122(d)(l)(ii), (iii), (iv), 1122(d)(2)(iii) and 1122(d)(2)(vi), which management of the Bank has determined are not applicable to the activities performed by the Bank with respect to the Platform. Management is responsible for the Bank’s compliance with the servicing criteria. Our responsibility is to express an opinion on management’s assertion about the Bank’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Bank’s compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities that comprise the Platform, testing selected servicing activities related to the Platform, and determining whether the Bank processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Bank during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Bank during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Bank’s compliance with the servicing criteria.

In our opinion, management’s assessment that the Bank complied with the aforementioned servicing criteria as of October 31, 2014 and for the period from November 8, 2013 through October 31, 2014 is fairly stated, in all material respects.

With respect to applicable servicing criteria 1122(d)(2)(ii) (in the Bank’s capacity as Cash Manager), 1122(d)(3)(ii), (iii), (iv) and 1122(d)(4)(xv), management of the Bank has determined that there were no activities performed during the period from November 8, 2013 through October 31, 2014 with respect to the Platform, because there were no occurrences of events that would require the Bank to perform such activities.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

January 29, 2015

Toronto, Canada